Exhibit 99.3

CERTIFICATE of QUALIFIED PERSON – P A Matthews

I, Paul Alan Matthews, do hereby certify to Caledonia Mining Corporation Plc (the issuer):-

1.	I am Group Mineral Resource Manager for Caledonia Mining South Africa Proprietary Limited, a subsidiary of the issuer, Ltd and my address is:

4th Floor

No 1 Quadrum Office Park

51 Constantia Boulevard

Floracliffe, Roodepoort, South Africa

I also occupy the position of Technical Services Manager at Blanket Mine.

2.	I graduated with a B.Sc. (Geology) degree from the University of Southampton (UK) in 1990.

3.	I have worked as a Geologist for more than 26 years with my specialisation lying within Mineral Resource Management with a focus on Archaean Greenstone Gold type deposits for the past 9 years. I have completed a number of Mineral Resource estimations for various commodities including greenstone gold to international reporting standards for public reporting purposes.

4.	I am affiliated with the following professional associations, which meet all the attributes of a “professional association”, as applicable (as that term is defined in NI 43-101):-

Class	Professional Society	Year of Registration
Member	Australasian Institute of Geoscientists (AIG Reg. No. 3675)	2007
Professional Natural Scientist	South African Council for Natural Scientific Professions (Pr.Sci.Nat. Reg. No. 116880)	2017

5.	I am responsible for Items 1-3, 7-12, 14, 25-27 of the technical report titled “A Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe” prepared for Caledonia Mining Corporation Plc with an effective date of date 2017 (the “Report”).

6.	I have read the definition of “qualified person” set out in NI 43-101 and certify that by reason of my education, affiliation with professional associations and past relevant work experience, I fulfil the requirements to be a Qualified Person for the purposes of the Report.

7.	I have read NI 43-101 and the Report has been prepared in compliance with it.

8.	As of the effective date, to the best of my knowledge, information and belief, the Report contains all scientific and technical information required to be disclosed to make the Report not misleading.

9.	The facts presented in the Report are, to the best of my knowledge, correct.

10.	The analyses and conclusions presented in the Report are limited only by the reported forecasts and conditions.

11.	I have been working at Blanket Mine on a part-time basis from December 2015 to April 2016 and on a full-time basis from May 2016 onwards. As well as my Group role as Mineral Resource Manager, I occupy the position of Technical Services Manager at Blanket Mine overseeing all Geology, Survey and Planning functions. As such I have a high level of familiarity with the deposit geology and the operation.

12.	I am not independent of the issuer. Currently, I serve as Group Mineral Resource Manager for Caledonia Mining South Africa (Pty) Ltd, a subsidiary of the issuer, and Technical Services Manager at Blanket Mine.

13.	I undertake regular personal inspections of the property. I have been working at Blanket Mine on a part-time basis from December 2015 to April 2016 and on a full-time basis from May 2016 onwards. I have continuous contact with the Technical (Geology, Survey, Planning, Exploration) and Mining departments, make regular visits underground and occasional visits to the Plant, Assay Laboratory and waste dumps.

Yours faithfully,

_________________________________________________

PA MATTHEWS BSc (Geol.) Pr.Sci.Nat., MAIG Mineral Resource Manager, Caledonia Mining South Africa (Pty) Ltd Date of Sign-off: 15 December 2017